Rouge Resources Ltd.
Management Discussion and Analysis
Year Ended January 31, 2014

ROUGE RESOURCES LTD.
(An Exploration Stage Company)

MANAGEMENT DISCUSSION AND ANALYSIS

YEAR ENDED JANUARY 31, 2014
(Stated in Canadian Dollars)

     Rouge Resources Ltd.
Management Discussion and Analysis
Year Ended January 31, 2014

ITEM 1.1	DATE AND INTRODUCTION

This Management Discussion and Analysis was prepared as of May 21, 2014 and authorized for issuance by the directors of the Company effective on this date. This report should be read in conjunction with the audited financial statements and notes for the year ended January 31, 2014. It focuses on events and activities that affected the Company during the year ended January 31, 2014 and to the date of this report.

The financial information contained herein complies with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

The Company (“We”) was incorporated under the name “Gemstar Resources Ltd.” on March 31, 1988 pursuant to the provisions of the Company Act (British Columbia). In March 2006, we were transitioned to the Business Corporations Act (British Columbia). On March 25, 2008, the Company’s name was changed to Rouge Resources Ltd. The Company’s registered and records office is located at 203-409 Granville Street, Vancouver BC, V6C 1T2.

We have been a reporting issuer in British Columbia and Alberta since April 3, 1989 and became a “foreign private issuer” in the United States pursuant to filings with the US Securities and Exchange Commission on or about November 15, 2003. Prior to August 30, 2012, our common shares were quoted only on the OTC:BB in the United States under the symbol ROUGF and now since this date, have also been listed for trading on the TSX Venture Exchange under the symbol ROU.

At January 31, 2014, there were 44,633,171 issued and fully paid common shares outstanding (January 31, 2013 – 44,633,171) of which 3,789,600 shares are held in escrow, subject to release following regulatory approval.

We have not been involved in any bankruptcy, receivership or similar proceedings, nor have we been a party to any material reclassification, merger, consolidation, purchase or sale of a significant amount of assets. Additional information relating to the Company is available on both SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

Description of business

The Company is a Vancouver-based junior mineral exploration company engaged in the business of acquiring, exploring, evaluating and, if warranted, developing mineral resource properties in Canada. No revenue has been generated since inception and there is no assurance that a commercially viable mineral deposit exists on our exploration and evaluation assets. Further exploration is required before a final evaluation of the economic feasibility can be determined. Significant financing and considerable time and effort will be required before our mineral claims can be further explored and, if warranted, developed into a commercial enterprise.

We hold a 100% interest in 16 claims in the Thunder Bay Mining District of North Central Ontario area called the Dotted Lake Property, which has been the primary focus of our exploration activities to date. We also hold a 100% interest in 2 additional claims following our final payment of $12,500 in April 2014 pursuant to the exclusive Lampson Lake option agreement. We continue to monitor claims in North-Central Ontario and plan to make additional acquisitions in this and other areas when and if the property is considered to be strategic or otherwise beneficial to the Company.

ITEM 1.2	OVERALL OPERATING PERFORMANCE

During the year ended January 31, 2014, the Company reported a net and comprehensive loss of $209,624 compared to a net and comprehensive loss of $239,258 for the same period last year. In addition, we have spent $22,433 on our exploration and evaluation assets of which $12,500 related to property acquisition costs and $9,933 related to exploration costs.

     Rouge Resources Ltd.
Management Discussion and Analysis
Year Ended January 31, 2014

Exploration and evaluation assets

The following table summarizes the amounts expended on exploration and evaluation assets for the years ended January 31 2014, 2013 and 2012:

	North-Central Ontario		Totals for years ended January 31,
	Dotted	Lampson
	Lake mining	Lake mining	2014	2013	2012
	claims	claims

Property acquisition costs
Balance, beginning	$24,607	$37,033	$61,640	$36,294	$24,294
Additions	-	12,500	12,500	25,346	12,000
Balance, ending	24,607	49,533	74,140	61,640	36,294

Exploration and evaluation costs
Balance, beginning	206,934	-	206,934	176,585	$176,585
Additions
Field and camp costs	-	-	-	21,477	-
Geological consulting and reporting	-	-	-	3,488	-
Geo-referencing	9,933	-	9,933	-	-
Project administration	-	-	-	3,606	-
Soil sample analysis	-	-	-	1,778	-
	9,933	-	9,933	30,349	-
Balance, ending	216,867	-	216,867	206,934	$176,585
Total balance, ending	$241,474	$49,533	$291,007	$268,574	$212,879

During the year ended January 31, 2014 and in response to the new GPS standards for unpatented claims issued by the Ontario Ministry of Northern Development and Mines, the Company expended $9,933 to provide upgraded geo-referenced location information on its 16 Dotted Lake claims. In addition, the Company made its second last payment of $12,500 on the 2 Lampson Lake claims on April 20, 2013. The last Lampson Lake payment of $12,500 was made on April 20, 2014 bringing the final total to $60,000 since signing the agreement on April 20, 2010. All 18 claims are in good standing.

The Lampson Lake claims are subject to a 2% net smelter royalty (“NSR”) in favour of the optionors on one claim and with respect to the other, a combination of a 2% NSR in favour of the optionors and a 1% NSR on any metals and/or a 1% NSR payable to Ontario Exploration Company (“OEC”) on any precious metals recovered from the property. The Company has the right to buy back 1% of the NSR in favour of the optionors for $1,000,000 and to buy back three-quarters of 1% of the royalty vested with OEC over 10 years on an increasing scale from $15,000 to $750,000.

We consider the Dotted Lake-Lampson Lake Property to be an early stage exploration project upon which further exploration should be conducted in order to gain better understanding of the strike content and width of the gold mineralization uncovered in past exploration programs.

Our Technical Report from late 2010 recommended a phase one budget of future exploration totaling $226,600 to continue with more soil sampling, prospecting and trenching on the Property followed by a second phase to include diamond drilling depending on results of the first phase. However, due to the challenging economic circumstances, which persist for the Junior Mineral Exploration industry at the present time, implementation has been delayed. This delay will continue until more favorable market conditions return.

     Rouge Resources Ltd.
Management Discussion and Analysis
Year Ended January 31, 2014

However, the Company continues to monitor claims in the Dotted Lake-Lampson Lake area and plans to make additional acquisitions in this and other areas when and if the claims are considered to be strategic or otherwise beneficial to the Company.

Although our work on the Dotted Lake Property in the past four years has identified some gold mineralization hosted in sulphide rich shear bands in granitoid rock, there is no assurance that a commercially viable mineral deposit exists on our exploration and evaluation assets. Further exploration is required before a final evaluation of the economic feasibility can be determined. Significant additional financing and considerable time and effort will be required before our mineral claims can be further explored and, if warranted, developed into a commercial enterprise.

ITEM 1.3	SELECTED ANNUAL FINANCIAL INFORMATION

The following table summarizes selected financial information as at and for the years ended January 31:

	2014	2013	2012	2011
FINANCIAL POSITION
Total assets	$397,066	$584,877	$243,140	$364,036
Total liabilities	$111,838	$90,025	$351,824	$193,436
Deficit	$(3,721,719)	$(3,512,095)	$(3,272,837)	$(2,993,553)
OPERATIONS
Total revenues	Nil	Nil	Nil	Nil
Net and comprehensive Loss	$(209,624)	$(239,258)	$(279,284)	$(255,692)
Loss per share	$(0.00)	$(0.01)	$(0.01)	$(0.01)

ITEM 1.4	RESULTS OF OPERATIONS FOR YEAR ENDED JANUARY 31, 2014

The following table summarizes results of operations for the years ended January 31:

		2014		2013		2012		2011
Revenue	$	Nil	$	Nil	$	Nil	$	Nil

Expenses
Amortization and accretion		$543		$776		$1,008		$15,365
Consulting fees		5,800		5,670		-		-
Listing application expenses		402		62,601		90,507		41,003
Management services		60,000		60,000		60,000		60,000
Office admin. and travel		74,694		44,506		64,022		69,589
Professional fees		44,368		47,705		47,387		54,506
Transfer agent and filing fees		23,817		18,000		16,360		15,229

Net and comprehensive loss		$(209,624)		$(239,258)		$(279,284)		$(255,692)

Revenue

The Company is in the exploration stage and has not generated any revenues since inception.

Rouge Resources Ltd.
Management Discussion and Analysis
Year Ended January 31, 2014

Net and Comprehensive loss

The Company reported a net and comprehensive loss of $209,624 for year ended January 31, 2014 compared to last year of $239,258. This $29,634 decrease in loss resulted from the following:

-	$233 minor decrease in amortization due to use of declining balance method.
-	$130 minor increase in consulting fees for business planning purposes
-	$62,199 decrease in Listing Application expenses following approval of last year’s Listing Application on TSX-V Exchange not repeated this year.
-	$30,188 increase in office administration and travel expenses primarily due to investigating new projects/new financing sources and generally higher costs of doing business.
-	$3,337 decrease in professional fees (legal, audit and accounting) due to lower expenses this year compared to last year’s heavy concentration of time and effort last year by all concerned regarding completion of two private placement financings and the TSX-V Listing Application referred to above.
-	$5,817 increase in transfer agent and filing fees mainly due to annual fees relating to last year’s listing on the TSX-V.

ITEM 1.5	SUMMARY OF QUARTERLY RESULTS

The following table summarizes operating results for the eight most recently completed quarters:

	4th Qtr	3rd Qtr	2nd Qtr	1st Qtr	4th Qtr	3rd Qtr	2nd Qtr	1st Qtr
	ended	ended	ended	ended	ended	ended	ended	ended
	Jan. 31 14	Oct. 31 13	July 31 13	Apr. 30 13	Jan. 31 13	Oct. 31 12	July 31 12	Apr. 30 12

Total revenues		Nil	Nil	Nil	Nil	Nil	Nil	Nil
Net and
Comprehensive Loss	($62,627)	($41,982)	($47,429)	($57,586)	($73,254)	(35,584)	($41,774)	($88,646)
Loss per share	($0.00)	($0.00)	($0.00)	($0.00)	($0.00)	($0.00)	($0.00)	($0.01)
Operating cash flow (Deficiency)	($47,102)	($42,345)	($60,411)	($68,177)	($30,048)	(164,545)	$ 14,803	($80,635)

Our comprehensive losses are fairly consistent from quarter to quarter comprised mainly of management fees, professional fees, office administration and transfer agent & filing fees. However, each of the three quarters ended January 31, 2014 and 2013 and April 30, 2012 show greater losses than average. The higher losses for quarters ended January 31, 2014 and 2013 were primarily due to year-end adjustments; and the higher loss for quarter ended April 30, 2012 was primarily due to the legal, agency & regulatory fees and expenses incurred in connection with the Listing Application for the TSX-V Exchange, accepted for filing on April 25, 2012.

Reconciliation of previous Canadian GAAP to IFRS

IFRS requires the Company to reconcile to previous Canadian GAAP for equity, comprehensive loss and cash flow for comparative periods. The Company’s adoption of IFRS did not have a monetary impact on equity, comprehensive loss and operating, investing or financing cash flows in the prior periods. As a result, there were no adjustments to the statements of financial position, comprehensive loss, cash flows and changes in shareholders’ equity for the above eight quarters.

     Rouge Resources Ltd.
Management Discussion and Analysis
Year Ended January 31, 2014

ITEM 1.6	LIQUIDITY

The following table summarizes the working capital (deficiency) for the years ended January 31:

Working Capital (Deficiency)	2014	2013	2012
Current assets	$97,891	$307,592	$20,774
Current liabilities	(111,838)	(90,025)	(312,148)
Working capital (deficiency)	$(13,947)	$217,567	$(291,374)

During the year ended January 31, 2014, working capital decreased to a deficiency of $13,947 from a positive position of $217,567 at last year-end. This $231,514 negative change arose primarily from the $209,624 net and comprehensive loss for the current year.

The current assets at January 31, 2014 consist of cash $96,466 (January 31, 2013 - $301,845) and GST receivable $1,425 (January 31, 2013 - $4,122). The current liabilities at January 31, 2014 consist of $65,283 of trade payables/accrued liabilities/loan payable (January 31, 2013 - $78,559) and $46,555 of related party payables (January 31, 2013 - $11,466).

The following table summarizes cash flows for the years ended January 31:

Cash Flows	2014	2013	2012
Net cash used in operating activities	$(218,035)	$(260,425)	$(258,591)
Net cash used in investing activities	(22,433)	(55,695)	(12,709)
Net cash from financing activities	35,089	600,142	144,171)
Increase (decrease) in cash	$(205,379)	$284,022	(127,129)

Cash, beginning	301,845	17,823	144,952

Cash, end	$96,466	$301,845	$17,823

At January 31, 2014, the Company’s cash position was $96,466 compared to $301,845 at last year end. The $205,379 decrease in cash during year ended January 31, 2014 resulted from the following cash flow activities:

(i)

Net cash used in operating activities of $218,035 in 2014 and $260,425 in 2013 was due in both years to on-going operating losses adjusted for relatively minor changes in non- cash working capital items.

(ii)

Net cash used in investing activities of $22,433 in 2014 and $55,695 in 2013 related to expenditures on exploration and evaluation assets to keep the Dotted Lake claims in good standing with the Ontario Ministry of Northern Development and Mines and continuation of scheduled payments under the Lampson Lake option agreement.

(iii)

Net cash from financing activities of $35,089 in 2014 and $600,142 in 2013 resulted from the following: in 2014 the change was due exclusively to partial funding of operating expenses by related parties; and in 2013 the change was due to $842,794 of net funds received from two private placements partially offset by reimbursing $242,652 of related party payables created during the funding of on-going operating expenses in the prior year.

     Rouge Resources Ltd.
Management Discussion and Analysis
Year Ended January 31, 2014

ITEM 1.7	CAPITAL RESOURCES

Share Capital

Authorized share capital
Unlimited number of common shares without par value.

Private placements
On August 28, 2012, 4,068,000 units were issued in connection with the closure of two private placements, one brokered and the other non-brokered. The brokered private placement raised $829,000 (3,316,000 units) through Canaccord-Genuity Corp. (the “Agent”) and the non-brokered private placement raised $188,000 (752,000 units) for combined gross proceeds of $1,017,000 (4,068,000 units). Each unit of the Company was issued for $0.25 consisting of one common share and one transferrable share purchase warrant. Each warrant entitles the holder to acquire one additional common share of the Company at a price of $0.40 per share for a period of one year from the date of closing. No fair value was attributed to the warrants. Share issuance costs of $174,206 were incurred in relation to the brokered private placement.

Issued share capital
At January 31, 2014, there were 44,633,171 issued and fully paid common shares outstanding (January 31, 2013 – 44,633,171) of which 3,789,600 shares are held in escrow, subject to release following regulatory approval.

Basic and diluted loss per share
The calculation of basic and diluted loss per share for year ended January 31, 2014 was based on the net and comprehensive loss attributable to common shareholders of $209,624 (January 31, 2013 - $239,258) and the weighted average number of common shares outstanding of 44,633,171 (January 31, 2013 – 42,299,073). The diluted loss per share will not include the effect of any share purchase warrants outstanding in the future since the effect would be anti-dilutive.

Stock options
The Company has adopted an incentive stock option plan which provides that the Board of Directors of the Company may from time to time, in its discretion and in accordance with the TSX-V requirements, grant to directors, officers, employees and technical consultants to the Company, non-transferable stock options to purchase common shares, provided that the number of common shares reserved for issuance in any twelve month period will not exceed 10% of the Company’s issued and outstanding common shares. Such options will be exercisable for a period of up to 5 years from the date of grant at a price not less than the closing price of the Company’s shares on the last trading day before the grant of such options less any discount, if applicable, but in any event not less than $0.10 per share In connection with the foregoing, the number of common shares reserved for issuance to any one optionee insider in any twelve month period will not exceed ten percent (10%) of the issued and outstanding common shares and the number of common shares reserved for issuance to any one employee or consultant will not exceed two percent (2%) of the issued and outstanding common shares. Options may be exercised no later than 90 days following cessation of the optionee’s position with the Company or 30 days following cessation of an optionee conducting investor relations activities.

At January 31, 2014 and 2013, there were no stock options outstanding.

     Rouge Resources Ltd.
Management Discussion and Analysis
Year Ended January 31, 2014

Share purchase warrants
The changes in warrants outstanding are as follows:

	Year ended January 31,
	2014		2013		2012

	Number of	Exercise	Number of	Exercise	Number of	Exercise
	warrants	price	warrants	price	warrants	price

Balance, beginning	4,068,000	$0.40	30,000,000	$0.10	30,000,000	$0.10
Warrants issued			4,068,000	0.40	-	-
Warrants expired	(4,068,000)	0.40	(30,000,000)	0.10	-	-

Balance, ending	-	$-	4,068,000	$0.40	30,000,000	$0.10

Capital Management
The Company's policy is to maintain a sufficient capital base so as to maintain investor and creditor confidence, safeguard the Company’s ability to support its exploration and evaluation assets and to sustain future development of the business. The capital structure of the Company consists of share and working capital. There were no changes in the Company's approach to capital management during the year and the Company is not subject to any restrictions on its capital.

With no operating revenues to date, we continue to finance our operations through the issuance of common shares and advances from related parties. Although there were two private placements completed during year ended January 31, 2013, there is no assurance that additional financing will be available when needed in the future nor, if available, on commercially reasonable terms. If we are unable to obtain additional financing on a timely basis, either through issuance of more common shares or obtaining additional advances from related parties, we may not be able to meet our obligations as they come due which may impact our ability to continue as a going concern in the future.

To a significant extent, our ability to raise capital is affected by trends and uncertainties beyond our control. These include general economic conditions, the market prices for precious metals and results from our exploration programs. The Company’s ability to reach its business objectives may be significantly impaired if general economic conditions continue to deteriorate, prices for metals such as zinc, gold, copper and platinum fall or if results from planned exploration programs are unsuccessful.

ITEM 1.8	OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

ITEM 1.9	TRANSACTIONS WITH RELATED PARTIES

Related party payables included in the Statements of Financial Position as at January 31 are as follows:

	2014	2013	2012

Payable to Company directors and companies controlled by its directors	$46,555	$11,466	$254,118

These amounts are non-interest bearing, unsecured with no fixed term of repayment.

The following transactions with company directors and companies controlled by its directors in the Statements of Comprehensive Loss for the years ended January 31 are as follows:

     Rouge Resources Ltd.
Management Discussion and Analysis
Year Ended January 31, 2014

	2014	2013	2012
Consulting fees	$2,800	$4,500	$-
Management services	60,000	60,000	60,000
Office rent	30,000	30,000	30,000
Professional fees	16,170	16,322	9,034
	$108,970	$110,822	$99,034

Key management personnel compensation for the years ended January 31:

	2014	2013	2012
Management services	$60,000	$60,000	$60,000
Professional fees	16,170	16,322	9,034
	$76,170	$76,322	$69,034

ITEM 1.10	FOURTH QUARTER ENDED JANUARY 31, 2014

There were no significant events or transactions during the 4th quarter ended January 31, 2014 which otherwise recorded a net and comprehensive loss of $62,627 (January 31, 2013 - $73,254).

ITEM 1.11	SUBSEQUENT AND PROPOSED TRANSACTIONS

Nothing material at this time other than the final scheduled payment of $12,500 on April 20, 2014 related to the Lampson Lake option agreement.

ITEM 1.12	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Basis of preparation
These financial statements have been prepared on an accrual basis; are based on historical costs, modified where applicable; and are presented in Canadian dollars unless otherwise noted.

Significant estimates and assumptions
The preparation of financial statements in accordance with IFRS requires the Company to make estimates and assumptions concerning the future. The Company’s management reviews these estimates and underlying assumptions on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted for prospectively in the period in which the estimates are revised. Estimates and assumptions where there is significant risk of material adjustments to assets and liabilities in future accounting periods include: the recoverability of the carrying value of exploration and evaluation assets, fair value measurements for financial instruments, the recoverability and measurement of deferred tax assets, and provisions for restoration and environmental obligations and contingent liabilities.

Significant judgments
The preparation of financial statements in accordance with IFRS requires the Company to make judgments, apart from those involving estimates and assumptions, in applying accounting policies. The most significant judgments in preparing the Company’s financial statements include:

-	assessment of the Company’s ability to continue as a going concern and whether there are events or conditions that may give rise to significant uncertainty; and
-	classification/ allocation of expenditures as exploration and evaluation assets or operating expenses.

     Rouge Resources Ltd.
Management Discussion and Analysis
Year Ended January 31, 2014

ITEM 1.13	CHANGES IN ACCOUNTING POLICIES

Accounting standards issued but not yet effective

New standard IFRS 9 “Financial Instruments”
This new standard is a partial replacement of IAS 39 “Financial Instruments: Recognition and Measurement”. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets.

The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. The proposed effective date of IFRS 9 is for annual periods beginning on or after January 1, 2018.

Amendments to IAS 32 “Financial Instruments: Presentation”
These amendments address inconsistencies when applying the offsetting requirements, and are effective for annual periods beginning on or after January 1, 2014.

The Company has not early adopted these new and revised standards and is currently assessing the impact that these standards will have on its financial statements.

Other accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or are not expected to have a significant impact on the Company’s financial statements.

Other accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or are not expected to have a significant impact on the Company’s financial statements.

ITEM 1.14.	FINANCIAL INSTRUMENTS, FINANCIAL RISK MANAGEMENT

At January 31, 2014, the Company’s financial instruments consist of cash, credit card security deposit, trade and related party payables.

The Company is exposed in varying degrees to financial instrument related risks. The Board of Directors approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling & reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit risk
Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its cash held in bank accounts and its credit card deposit. The majority of cash is deposited in bank accounts held with one major bank in Canada so there is a concentration of credit risk. This risk is managed by using a major bank that is a high credit quality financial institution as determined by rating agencies. The Company’s secondary exposure to risk is on its harmonized sales tax refundable which is minimal since it is recoverable from the Canadian Government.

     Rouge Resources Ltd.
Management Discussion and Analysis
Year Ended January 31, 2014

Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. The Company attempts to ensure there is sufficient access to funds to meet on-going business requirements, taking into account its current cash position and potential funding sources.

Historically, the Company's source of funding has been either the issuance of equity securities for cash through private placements or loans from directors and officers. The Company’s access to financing is always uncertain and there can be no assurance of continued access to significant funding from these sources.

Foreign exchange risk
Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the Company’s functional currency. The Company only operates in Canada and is therefore not exposed to foreign exchange risk arising from transactions denominated in a foreign currency.

Interest rate risk
Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to interest rate risk relates to its ability to earn interest income on cash balances at variable rates. Changes in short term interest rates will not have a significant effect on the fair value of the Company’s cash account.

Commodity Price Risk
The Company’s ability to raise capital to fund exploration or development activities is subject to risks associated with fluctuations in the market price of precious metals. The Company closely monitors commodity prices to determine the most appropriate course of action.

Classification of financial instruments
Financial assets included in the Statements of Financial Position as at January 31 are as follows:

	2014	2013	2012
Loans and receivables:
Cash	$96,466	$301,845	$17,823
Credit card security deposit	6,900	6,900	6,900
	$103,366	$308,745	$24,723

Financial liabilities included in the Statements of Financial Position as at January 31 are as follows:

	2014	2013	2012
Non-derivative financial liabilities:
Trade payables	$10,367	$17,958	$22,730
Loan payable	39,676	39,676	39,676
Related party payables	46,555	11,466	254,118
	$96,598	$69,100	$316,524

     Rouge Resources Ltd.
Management Discussion and Analysis
Year Ended January 31, 2014

Fair value
The fair value of the Company’s financial assets and liabilities approximate the carrying amounts.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

  Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
  Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
  Level 3 – Inputs that are not based on observable market data.

At January 31, 2014, the Company’s financial instrument classified as Level 1 consisted of cash and credit card deposit.

ITEM 1.15	OTHER MD&A REQUIREMENTS

Management’s Responsibility for Financial Statements
Management is responsible for the preparation and fair presentation of the Company’s financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Conflicts of interest
The Company’s directors and officers may serve as directors or officers, or may be associated with, other reporting companies, or have significant shareholdings in other public companies. To the extent that such other companies may participate in business or asset acquisitions, dispositions, or ventures in which the Company may participate, the directors and officers of the Company may have a conflict of interest in negotiating and concluding on terms with respect to the transaction. If a conflict of interest arises, the Company will follow the provisions of the Business Corporations Act (BC) (“Corporations Act”) dealing with conflict of interest. These provisions state that where a director has such a conflict, that director must, at a meeting of the Company’s directors, disclose his or her interest and refrain from voting on the matter unless otherwise permitted by the Corporations Act. In accordance with the laws of the Province of British Columbia, the directors and officers of the Company are required to act honestly, in good faith, and in the best interest of the Company.

Business and Regulatory Risks
We are engaged in the mineral exploration business and manage related industry risk directly. We are potentially at risk for environmental reclamation and fluctuations and commodity-based market prices associated with resource property interests. Management is of the opinion that the Company addresses environmental risk and compliance in accordance with industry standards and specific project environmental requirements. At present, the Company is not required to provide for restoration and environmental obligations so no provision has been made. However, there is no certainty that all environmental risks and contingencies have been addressed.

Our exploration program will require significant future expenditures and there is no assurance any commercial mineral quantities will be found. If we are unable to generate significant revenues from our mineral claims, continued losses are expected into the foreseeable future. There is no history upon which to base any assumption as to the likelihood we will prove successful, and there is no assurance that we will generate any revenues nor ever achieve profitability. If unsuccessful in addressing these risks, the business will fail and investors could lose all of their investment in the company.

     Rouge Resources Ltd.
Management Discussion and Analysis
Year Ended January 31, 2014

Regulatory risks include the possible delays in getting regulatory approval to the transactions that senior management and the Board of Directors believe to be in the Company’s best interest, increased fees for statutory filings, and the introduction of increasingly more complex reporting requirements which must be complied with in order to maintain our public company position.

Cautionary note regarding forward-looking statements
This Management Discussion and Analysis may contain certain “forward-looking statements”, as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation, relating to the proposed use of proceeds. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” ”projects,” “aims,” “potential,” “goal,” “objective,” “prospective,” and similar expressions, or that events or conditions “will,” “would,” “may,” “can,” “could” or “should” occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include, but are not limited to, the following: a change in the use of proceeds, the volatility of mineral prices, the possibility that exploration efforts will not yield economically recoverable quantities of minerals, accidents and other risks associated with mineral exploration and development operations, the risk that the Company will encounter unanticipated geological factors, the Company’s need for and ability to obtain additional financing, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration and development plans, and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission on EDGAR (www.sec.gov). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.